Exhibit 99.1


                    INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

     Quarterly Noteholders Report Related to the October 7, 2003 Distribtion



Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD   $807,791,800.00
first  day after  the  Payment  Date  occurring  during  the                       AUD $1,361,590,685.28
collection period i.e. 8th July 2003:

Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $2,663,020.30
on the Payment Date being 7th October 2003:

Aggregate  of  principal  payments to be  made in respect to            A2 Notes:  USD $72,993,686.00
each  class of notes on the Payment Date  being 7th  October
2003:

Income for the collection period:                                       AUD $26,291,057.18

The Mortgage Principal Repayments for the collection period:            AUD $130,813,057.00

Expenses of the trust for the collection period:                        AUD $21,587,531.54

Aggregate  of all redraws on the  housing  loans made during            AUD $32,836,650.00
the collection period:

Interest  rates  (all in)  applicable  for  interest  period            A2 Notes: 1.3300%
ending 6th January 2003:

The scheduled and unscheduled  payments of principal  during            Scheduled:      AUD $2,944,159.00
the collection period:                                                  Unscheduled:    AUD $160,705,548.00

Aggregate of outstanding balances of housing loans as at the            30 September 2003 :  AUD $1,433,648,900.65
last of day of the collection period:

Delinquency  and loss statistics with respect to the housing            Loss:
loans as at the last day of the collection period                       Nil
                                                                        Delinquency:
                                                                        0-29     1.76%
                                                                        30-59    0.32%
                                                                        60+      0.28%


                                  Page 1 of 1